

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

Carl Sanchez
Partner
Paul Hastings, LLP
200 Park Avenue
New York, NY 10166

> **Re: Horizon Global Corporation**
> **Schedule TO-T filed by PHX Merger Sub, Inc. et al.**
> **Filed January 10, 2023**
> **File No. 005-88963**

Dear Carl Sanchez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed January 10, 2023

General

1. We note the Offer to Purchase is dated January 9, 2023, but the Schedule TO was not filed until January 10, 2023. Note that under Exchange Act Rule 14d-3(a), you are required to file the Schedule TO on the date of commencement of the tender offer. Please tell us when you commenced the tender offer, and the date upon which the offer to purchase was delivered to Horizon Global Corporation and its security holders.

2. Please disclose directly the definition of "Redemption Price." Alternatively, please disclose clearly where shareholders can find the Preferred Stock Certificate of Designations (undefined in both the Schedule TO and Offer to Purchase) that includes such definition.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at 202-551-7576 or David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions